MAGNUM D'OR RESOURCES, INC.
                            CHURCH STREET, SUITE 200
                            OAKVILLE, ONTARIO L6J 1N4
                                     CANADA

                                October 12, 2005

Mr. Thomas Flinn Edgar filing
Staff Accountant, Mail Stop 4561
Division of Corporation Finance
U.S. Securities Exchange Commission
450 Fifth th Street NW
Washington, D.C. 20549

                  RE:      Magnum d'Or Resources, Inc.
                           Form 8-K filed August 12, 2005
                           File No. 0-31849

Dear Mr. Flinn,

         The following information is provided to you in response to your letter dated August 29, 2005, regarding the Form 8-K current report filed by Magnum d'Or Resources, Inc. ("Magnum") on August 12, 2005.

         Magnum originally retained Jaspers, Hall, L.L.C. of Colorado Springs, Colorado to be the independent accounting firm of Magnum for its fiscal year ended September 30, 2004 through an engagement letter dated December 9, 2004. Michael Johnson & Co., L.L.C. was subsequently retained as the independent certified public accounting firm of Magnum by an engagement letter dated February 3, 2005. However, the audited financial statements of Magnum for its fiscal year ended September 30, 2004 were issued by Michael Johnson & Co., L.L.C. which were signed and dated on December 28, 2004. Magnum filed a Form 8-K current report on October 5, 2005, reporting this change of auditors as requested.

         Murrell Hall McIntosh & Co., P.P.L.C. was retained as the independent certified public accounting firm of Magnum on August 12, 2005 for the fiscal year ended September 30, 2005, and a Form 8-K current report was filed by Magnum with the Commission reporting this event.

         Magnum hereby acknowledges that:

         1. Magnum is responsible for the adequacy and accuracy of the disclosure in its filings with the U.S. Securities and Exchange Commission (the "Commission");

         2. SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         3. Magnum may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                MAGNUM D'OR RESOURCES, INC.


                                By: /s/ Reno Calabrigo
                                    -------------------------------------
                                    Reno Calabrigo, Chief Executive
                                    Officer and President

Enclosures